Exhibit 2

Third Quarter Results 2022

The Reflection Space, Monterrey, Mexico

Built with Evolution, part of our Vertua family of sustainable products

Stock Listing Information	Investor Relations

NYSE (ADS)	In the United States:

Ticker: CX	+ 1 877 7CX NYSE

Mexican Stock Exchange	In Mexico:

Ticker: CEMEXCPO	+ 52 (81) 8888 4292

Ratio of CEMEXCPO to CX = 10:1	E-Mail: ir@cemex.com

Operating and financial highlights

	January - September				Third Quarter
				l-t-l				l-t-l
	2022	2021	% var	% var	2022	2021	% var	% var
Consolidated cement volume	47,807	50,470	(5%)		15,700	16,909	(7%)
Consolidated ready-mix volume	38,034	36,697	4%		12,790	12,597	2%
Consolidated aggregates volume	105,556	102,226	3%		36,199	35,461	2%
Net sales	11,708	10,806	8%	12%	3,956	3,693	7%	13%
Gross profit	3,614	3,555	2%	5%	1,205	1,194	1%	6%
as % of net sales	30.9%	32.9%	(2.0pp )		30.5%	32.3%	(1.8pp )
Operating earnings before other income and expenses, net	1,200	1,357	(12%)	(10%)	363	449	(19%)	(15%)
as % of net sales	10.2%	12.6%	(2.4pp )		9.2%	12.2%	(3.0pp )
SG&A expenses as % of net sales	7.8%	7.5%	0.3pp		8.1%	7.4%	0.7pp
Controlling interest net income (loss)	957	558	71%		494	(376)	N/A
Operating EBITDA	2,050	2,195	(7%)	(4%)	649	723	(10%)	(6%)
as % of net sales	17.5%	20.3%	(2.8pp )		16.4%	19.6%	(3.2pp )
Free cash flow after maintenance capital expenditures	162	769	(79%)		182	368	(50%)
Free cash flow	(122)	494	N/A		72	254	(72%)
Total debt	8,188	8,982	(9%)		8,188	8,982	(9%)
Earnings (loss) of continuing operations per ADS	0.48	0.37	29%		0.18	(0.23)	N/A
Fully diluted earnings (loss) of continuing operations per ADS (1)	0.48	0.37	29%		0.18	(0.23)	N/A
Average ADSs outstanding	1,479	1,495	(1%)		1,475	1,494	(1%)
Employees	43,864	46,543	(6%)		43,864	46,543	(6%)

This information does not include discontinued operations. Please see page 14 of this report for additional information.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Please refer to page 13 for end-of quarter CPO-equivalent units outstanding.

Consolidated net sales in the third quarter of 2022 reached US$4.0 billion, an increase of 13% on a like-to-like basis, compared to the third quarter of 2021. Higher prices in local currency terms in all our regions were the main driver of our top line growth.

Cost of sales, as a percentage of net sales, increased by 1.8pp to 69.5% during the third quarter of 2022, from 67.7% in the same period last year. The increase was mainly driven by higher energy costs, as well as higher freight and imports.

Operating expenses, as a percentage of net sales, increased by 1.2pp to 21.3% during the third quarter of 2022 compared with the same period last year, mainly due to higher logistic and distribution expenses.

Operating EBITDA in the third quarter of 2022 reached US$649 million, decreasing 6% on a like-to-like basis. During the quarter, a higher contribution in like-to-like terms, from the US and EMEA, was more than offset by declines in the rest of our regions.

Operating EBITDA margin decreased by 3.2pp from 19.6% in the third quarter of 2021 to 16.4% this quarter.

Controlling interest net income (loss) resulted in an income of US$494 million in the third quarter of 2022 versus a loss of US$376 million in the same quarter of 2021. The positive variation was mainly due to an impairment charge of ~US$500 million in 2021, lower financial expenses, and a positive variation in discontinued operations.

2022 Third Quarter Results	Page 2

Operating results

Mexico

	January – September				Third Quarter
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	2,826	2,625	8%	7%	948	868	9%	9%
Operating EBITDA	862	920	(6%)	(7%)	255	289	(12%)	(12%)
Operating EBITDA margin	30.5%	35.1%	(4.6pp )		26.9%	33.3%	(6.4pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(9%)	(7%)	11%	9%	3%	1%
Price (USD)	16%	17%	15%	16%	20%	21%
Price (local currency)	15%	17%	14%	16%	19%	21%

In Mexico, net sales increased 9% during the third quarter of 2022 driven by our pricing strategy and a pickup in the formal sector. In local currency terms, cement prices grew 17%, ready-mix 16%, and aggregates 21%.

Cement volumes during the quarter declined 7%, mainly due to the normalization of bagged cement demand from the pandemic peak, as well as inflationary pressures impacting retail consumption, and temporary market share loss related to our pricing strategy. Ready mix and aggregates volumes increased 9% and 1%, respectively.

Growth in the formal sector continues to be explained by the Industrial and Commercial sector, with our volumes driven mainly by significant nearshoring activity in the border states, distribution and logistics, and tourism.

We continue to implement our pricing strategy, and, with our objective of recovering margins in mind, we announced a 7.5% increase in bagged cement effective October 10th, 2022.

United States

	January – September				Third Quarter
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	3,817	3,261	17%	17%	1,324	1,116	19%	19%
Operating EBITDA	560	588	(5%)	(5%)	197	179	10%	10%
Operating EBITDA margin	14.7%	18.0%	(3.3pp )		14.9%	16.1%	(1.2pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	3%	2%	3%	(0%)	5%	3%
Price (USD)	15%	19%	13%	19%	14%	16%
Price (local currency)	15%	19%	13%	19%	14%	16%

In the United States, sales and EBITDA grew by double digits despite the impact from Hurricane Ian that hit Florida in the quarter. We estimate the storm had an EBITDA impact of approximately US$11 million in the quarter. We secured a 2.4 percentage points sequential improvement in EBITDA margin, primarily reflecting recovery from the supply chain disruptions and maintenance costs of the second quarter.

2022 Third Quarter Results	Page 3

Operating results

Prices for cement, ready-mix and aggregates grew between 16% and 19% year-over-year. Cement and aggregate volumes rose low single-digits while ready-mix was flat. Supply/demand dynamics remain quite tight in our markets with many of our customers still on allocation.

Europe, Middle East, Africa and Asia

	January - September				Third Quarter
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	3,731	3,628	3%	14%	1,252	1,252	0%	16%
Operating EBITDA	524	511	3%	14%	186	200	(7%)	8%
Operating EBITDA margin	14.0%	14.1%	(0.1pp )		14.8%	16.0%	(1.2pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(1%)	(3%)	1%	(1%)	1%	1%
Price (USD)	9%	8%	3%	2%	(1%)	(3%)
Price (local currency) (*)	22%	26%	12%	16%	9%	12%

EMEA continued to show remarkable resiliency despite the substantial macro challenges, with sales growing double-digit while EBITDA rose high single-digit. Top line growth was driven by double-digit price increases across all products.

Europe showed strong cement pricing traction with a 5% sequential increase and growing 30% year-over-year. Quarterly cement volumes for the region declined 3%, reflecting a drop in the Philippines and some weakness in private sector demand in Europe, attributable to the economic slowdown.

In the quarter, our European operations continued to lead the way in carbon action, achieving for the first time a more than 40% reduction in carbon emissions. This region is well on its way to complying with the EU emissions reduction target of at least 55% by 2030.

In the Philippines, cement volumes declined double-digit as the country transitions to a new government and macro challenges impact demand. Sequential prices increased 4%, the sixth consecutive quarter of improvement.

Our operations in Egypt and Israel continued to show strong top line and EBITDA growth.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2022 Third Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

	January - September				Third Quarter
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	1,227	1,176	4%	7%	393	398	(1%)	2%
Operating EBITDA	298	322	(7%)	(7%)	90	102	(12%)	(11%)
Operating EBITDA margin	24.3%	27.3%	(3.0pp )		22.8%	25.6%	(2.8pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - September	Third Quarter	January - September	Third Quarter	January - September	Third Quarter
Volume	(6%)	(12%)	13%	8%	5%	3%
Price (USD)	9%	11%	(6%)	(6%)	(0%)	0%
Price (local currency) (*)	12%	15%	0%	4%	7%	11%

In our South, Central America and the Caribbean region, our sales grew 2% driven by a 15% cement price increase in local currency terms.

Formal sector continues to recover as evidenced by ready-mix and aggregates performance. Cement volumes declined as a result of bagged cement rebalancing, together with difficult weather conditions in the region.

As a result of higher energy costs, together with lower cement volumes, and geographic and product mix, EBITDA and EBITDA margin declined 11% and 2.8 percentage points, respectively, during the quarter.

In Colombia, while cement prices increased 12% in local currency terms, cement volumes declined 5% as a result of our pricing strategy.

In the Dominican Republic, our largest market currently in SCAC, cement volumes declined 16% mainly due to the stoppage of a cement kiln during the quarter as well as unfavorable impact of Hurricane Fiona. Prices increased 23% in local currency terms. Industry cement volumes remained flat during the quarter, supported by tourism, formal housing, nearshoring activity, and large infrastructure projects.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2022 Third Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January - September			Third Quarter
	2022	2021	% var	2022	2021	% var
Operating earnings before other income and expenses, net	1,200	1,357	(12%)	363	449	(19%)
+ Depreciation and operating amortization	851	838		286	274

Operating EBITDA	2,050	2,195	(7%)	649	723	(10%)
- Net financial expense	396	450		138	136
- Maintenance capital expenditures	587	374		201	168
- Change in working capital	821	390		162	8
- Taxes paid	156	154		42	30
- Other cash items (net)	(68)	64		(64)	24
- Free cash flow discontinued operations	(4)	(7)		(12)	(11)

Free cash flow after maintenance capital expenditures	162	769	(79%)	182	368	(50%)

- Strategic capital expenditures	284	275		111	114

Free cash flow	(122)	494	N/A	72	254	(72%)

In millions of U.S. dollars, except percentages.

FCF after maintenance capex was lower than last year due to higher investment in working capital, lower EBITDA, and higher maintenance capex. The higher investment in working capital is primarily driven by healthy top line growth as well as the inflationary effect in our inventories, in addition to buildup necessary to address continued supply chain tightness. We expect to partially reverse the investment in working capital during the fourth quarter.

Information on debt

				Second Quarter
	Third Quarter					Third Quarter
	2022	2021	% var	2022		2022	2021
Total debt (1)	8,188	8,982	(9%)	8,729	Currency denomination(3)
Short-term	5%	4%		5%	U.S. dollar	77%	70%
Long-term	95%	96%		95%	Euro	15%	17%
Cash and cash equivalents	397	869	(54%)	490	Mexican peso	4%	4%

Net debt	7,791	8,113	(4%)	8,239	Other	4%	8%

Consolidated net debt (2)	7,669	8,092		8,123	Interest rate(4)

Consolidated leverage ratio (2)	2.82	2.80		2.88	Fixed	74%	88%
Consolidated coverage ratio (2)	6.51	5.31		6.74	Variable	26%	12%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under the 2021 Credit Agreement.
(3)	Includes the effect of our EUR-USD cross-currency swap
(4)

Includes the effect of our interest rate swap over USD-LIBOR (notional of $750 million maturing on November 2026), as well as the effect of our interest rate swap over MXN-TIIE (notional of $260 million maturing on November 2023)

2022 Third Quarter Results	Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - September				Third Quarter
				like-to-like				like-to-like
	2022	2021	% var	% var	2022	2021	% var	% var
STATEMENT OF OPERATIONS
Net sales	11,708,302	10,805,957	8%	12%	3,955,565	3,693,046	7%	13%
Cost of sales	(8,094,336)	(7,250,460)	(12%)		(2,750,252)	(2,499,538)	(10%)

Gross profit	3,613,966	3,555,497	2%	5%	1,205,313	1,193,507	1%	6%
Operating expenses	(2,414,332)	(2,198,457)	(10%)		(841,895)	(744,060)	(13%)

Operating earnings before other income and expenses, net	1,199,634	1,357,039	(12%)	(10%)	363,419	449,447	(19%)	(15%)
Other expenses, net	(6,278)	(7,947)	21%		(12,734)	(559,331)	98%

Operating earnings	1,193,357	1,349,092	(12%)		350,685	(109,884)	N/A
Financial expense	(264,980)	(523,404)	49%		(43,331)	(125,904)	66%
Other financial income (expense), net	(68,727)	(68,889)	0%		(5,674)	(23,952)	76%
Financial income	12,395	11,311	10%		5,408	1,890	186%
Results from financial instruments, net	1,157	(2,215)	N/A		1,678	1,249	34%
Foreign exchange results	(37,875)	(33,379)	(13%)		2,174	(11,779)	N/A
Effects of net present value on assets and liabilities and others, net	(44,404)	(44,607)	0%		(14,933)	(15,312)	2%
Equity in gain (loss) of associates	46,332	37,770	23%		23,545	18,956	24%

Income (loss) before income tax	905,982	794,569	14%		325,225	(240,784)	N/A
Income tax	(171,073)	(226,249)	24%		(50,521)	(97,660)	48%

Profit (loss) of continuing operations	734,908	568,320	29%		274,704	(338,445)	N/A
Discontinued operations	252,126	5,875	4192%		233,582	(39,592)	N/A

Consolidated net income (loss)	987,035	574,195	72%		508,286	(378,037)	N/A
Non-controlling interest net income (loss)	29,538	15,886	86%		14,195	(1,870)	N/A

Controlling interest net income (loss)	957,497	558,309	71%		494,091	(376,167)	N/A

Operating EBITDA	2,050,167	2,194,712	(7%)	(4%)	649,083	723,419	(10%)	(6%)
Earnings (loss) of continued operations per ADS	0.48	0.37	29%		0.18	(0.23)	N/A
Earnings (loss) of discontinued operations per ADS	0.17	0.00	4237%		0.16	(0.03)	N/A

	As of September 30
	2022	2021	% var
STATEMENT OF FINANCIAL POSITION
Total assets	26,603,032	26,780,305	(1%)
Cash and cash equivalents	396,813	869,248	(54%)
Trade receivables less allowance for doubtful accounts	1,814,788	1,659,402	9%
Other accounts receivable	612,556	568,696	8%
Inventories, net	1,571,880	1,212,196	30%
Assets held for sale	222,568	62,635	255%
Other current assets	164,997	138,453	19%
Current assets	4,783,603	4,510,630	6%
Property, machinery and equipment, net	10,941,920	11,050,641	(1%)
Other assets	10,877,509	11,219,033	(3%)

Total liabilities	15,686,529	16,788,813	(7%)
Current liabilities	5,486,240	5,163,134	6%
Long-term liabilities	6,859,864	7,757,937	(12%)
Other liabilities	3,340,426	3,867,742	(14%)

Total stockholder’s equity	10,916,503	9,991,492	9%
Common stock and additional paid-in capital	7,810,104	7,810,104	0%
Other equity reserves and subordinated notes	(1,659,506)	(1,463,454)	(13%)
Retained earnings	4,344,919	3,192,616	36%
Non-controlling interest and perpetual instruments	420,986	452,226	(7%)

2022 Third Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - September				Third Quarter
				like-to-like				like-to-like
	2022	2021	% var	% var	2022	2021	% var	% var
NET SALES
Mexico	2,825,912	2,625,166	8%	7%	947,601	868,352	9%	9%
U.S.A.	3,816,528	3,261,408	17%	17%	1,324,049	1,116,329	19%	19%
Europe, Middle East, Asia and Africa	3,730,839	3,628,202	3%	14%	1,252,041	1,251,959	0%	16%
Europe	2,569,653	2,535,950	1%	14%	860,038	889,173	(3%)	14%
Philippines	294,756	333,494	(12%)	(3%)	90,636	107,901	(16%)	(5%)
Middle East and Africa	866,431	758,757	14%	20%	301,366	254,885	18%	29%
South, Central America and the Caribbean	1,227,432	1,176,062	4%	7%	393,449	397,847	(1%)	2%
Others and intercompany eliminations	107,591	115,120	(7%)	(4%)	38,426	58,558	(34%)	(34%)

TOTAL	11,708,302	10,805,957	8%	12%	3,955,565	3,693,046	7%	13%

GROSS PROFIT
Mexico	1,308,775	1,333,183	(2%)	(2%)	414,182	436,182	(5%)	(5%)
U.S.A.	929,082	828,241	12%	12%	334,741	268,680	25%	25%
Europe, Middle East, Asia and Africa	928,354	926,094	0%	12%	319,733	341,844	(6%)	9%
Europe	654,073	663,400	(1%)	11%	234,964	260,131	(10%)	7%
Philippines	107,845	133,723	(19%)	(12%)	29,755	40,919	(27%)	(18%)
Middle East and Africa	166,437	128,971	29%	37%	55,014	40,795	35%	49%
South, Central America and the Caribbean	426,811	438,095	(3%)	(1%)	133,919	143,503	(7%)	(4%)
Others and intercompany eliminations	20,944	29,883	(30%)	(30%)	2,738	3,298	(17%)	(17%)

TOTAL	3,613,966	3,555,497	2%	5%	1,205,313	1,193,507	1%	6%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	735,749	802,243	(8%)	(9%)	212,276	250,909	(15%)	(15%)
U.S.A.	201,311	246,475	(18%)	(18%)	77,226	65,316	18%	18%
Europe, Middle East, Asia and Africa	281,671	261,067	8%	20%	105,075	118,482	(11%)	3%
Europe	160,822	160,187	0%	14%	71,664	90,387	(21%)	(6%)
Philippines	48,520	64,692	(25%)	(21%)	10,379	19,106	(46%)	(43%)
Middle East and Africa	72,330	36,188	100%	116%	23,032	8,989	156%	190%
South, Central America and the Caribbean	236,755	261,002	(9%)	(9%)	69,638	81,950	(15%)	(14%)
Others and intercompany eliminations	(255,852)	(213,747)	(20%)	(20%)	(100,796)	(67,211)	(50%)	(50%)

TOTAL	1,199,634	1,357,039	(12%)	(10%)	363,419	449,447	(19%)	(15%)

2022 Third Quarter Results	Page 8

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of Net Sales.

	January - September				Third Quarter
				like-to-like				like-to-like
	2022	2021	% var	% var	2022	2021	% var	% var
OPERATING EBITDA
Mexico	861,609	920,192	(6%)	(7%)	255,349	289,246	(12%)	(12%)
U.S.A.	559,777	587,733	(5%)	(5%)	197,273	179,201	10%	10%
Europe, Middle East, Asia and Africa	523,870	510,849	3%	14%	185,781	199,800	(7%)	8%
Europe	320,745	338,511	(5%)	7%	126,406	148,371	(15%)	1%
Philippines	76,390	95,528	(20%)	(14%)	19,035	28,275	(33%)	(27%)
Middle East and Africa	126,736	76,810	65%	76%	40,340	23,154	74%	94%
South, Central America and the Caribbean	297,868	321,542	(7%)	(7%)	89,590	101,806	(12%)	(11%)
Others and intercompany eliminations	(192,957)	(145,604)	(33%)	(34%)	(78,910)	(46,634)	(69%)	(74%)

TOTAL	2,050,167	2,194,712	(7%)	(4%)	649,083	723,419	(10%)	(6%)

OPERATING EBITDA MARGIN
Mexico	30.5%	35.1%			26.9%	33.3%
U.S.A.	14.7%	18.0%			14.9%	16.1%
Europe, Middle East, Asia and Africa	14.0%	14.1%			14.8%	16.0%
Europe	12.5%	13.3%			14.7%	16.7%
Philippines	25.9%	28.6%			21.0%	26.2%
Middle East and Africa	14.6%	10.1%			13.4%	9.1%
South, Central America and the Caribbean	24.3%	27.3%			22.8%	25.6%

TOTAL	17.5%	20.3%			16.4%	19.6%

2022 Third Quarter Results	Page 9

Operating results

Volume Summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - September			Third Quarter
	2022	2021	% var	2022	2021	% var
Consolidated cement volume (1)	47,807	50,470	(5%)	15,700	16,909	(7%)
Consolidated ready-mix volume	38,034	36,697	4%	12,790	12,597	2%
Consolidated aggregates volume (2)	105,556	102,226	3%	36,199	35,461	2%

Per-country volume summary

	January - September	Third Quarter	Third Quarter 2022 vs.
	2022 vs. 2021	2022 vs. 2021	Second Quarter 2022
DOMESTIC GRAY CEMENT VOLUME
Mexico	(9%)	(7%)	(7%)
U.S.A.	3%	2%	(1%)
Europe, Middle East, Asia and Africa	(1%)	(3%)	(1%)
Europe	3%	(2%)	(2%)
Philippines	(11%)	(16%)	(9%)
Middle East and Africa	4%	11%	15%
South, Central America and the Caribbean	(6%)	(12%)	(4%)
READY-MIX VOLUME
Mexico	11%	9%	2%
U.S.A.	3%	(0%)	(7%)
Europe, Middle East, Asia and Africa	1%	(1%)	(1%)
Europe	(1%)	(7%)	(5%)
Philippines	N/A	N/A	N/A
Middle East and Africa	4%	11%	7%
South, Central America and the Caribbean	13%	8%	7%
AGGREGATES VOLUME
Mexico	3%	1%	5%
U.S.A.	5%	3%	0%
Europe, Middle East, Asia and Africa	1%	1%	2%
Europe	0%	1%	2%
Philippines	N/A	N/A	N/A
Middle East and Africa	7%	4%	4%
South, Central America and the Caribbean	5%	3%	8%

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in UK.

2022 Third Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - September	Third Quarter	Third Quarter 2022 vs.
	2022 vs. 2021	2022 vs. 2021	Second Quarter 2022
DOMESTIC GRAY CEMENT PRICE
Mexico	16%	17%	1%
U.S.A.	15%	19%	6%
Europe, Middle East, Asia and Africa (*)	9%	8%	(2%)
Europe (*)	9%	10%	(2%)
Philippines	(0%)	(1%)	(2%)
Middle East and Africa (*)	26%	18%	0%
South, Central America and the Caribbean (*)	9%	11%	(2%)
READY-MIX PRICE
Mexico	15%	16%	2%
U.S.A.	13%	19%	8%
Europe, Middle East, Asia and Africa (*)	3%	2%	(3%)
Europe (*)	0%	1%	(4%)
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	9%	6%	1%
South, Central America and the Caribbean (*)	(6%)	(6%)	(4%)
AGGREGATES PRICE
Mexico	20%	21%	(1%)
U.S.A.	14%	16%	1%
Europe, Middle East, Asia and Africa (*)	(1%)	(3%)	(3%)
Europe (*)	(3%)	(4%)	(4%)
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	5%	2%	4%
South, Central America and the Caribbean (*)	(0%)	0%	1%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2022 Third Quarter Results	Page 11

Operating results

Variation in Local Currency

	January - September 2022 vs. 2021	Third Quarter 2022 vs. 2021	Third Quarter 2022 vs. Second Quarter 2022
DOMESTIC GRAY CEMENT PRICE
Mexico	15%	17%	2%
U.S.A.	15%	19%	6%
Europe, Middle East, Asia and Africa (*)	22%	26%	4%
Europe (*)	24%	30%	5%
Philippines	9%	12%	4%
Middle East and Africa (*)	43%	41%	3%
South, Central America and the Caribbean (*)	12%	15%	0%
READY-MIX PRICE
Mexico	14%	16%	3%
U.S.A.	13%	19%	8%
Europe, Middle East, Asia and Africa (*)	12%	16%	2%
Europe (*)	13%	18%	2%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	12%	13%	2%
South, Central America and the Caribbean (*)	0%	4%	2%
AGGREGATES PRICE
Mexico	19%	21%	0%
U.S.A.	14%	16%	1%
Europe, Middle East, Asia and Africa (*)	9%	12%	2%
Europe (*)	9%	13%	2%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	8%	8%	5%
South, Central America and the Caribbean (*)	7%	11%	8%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2022 Third Quarter Results	Page 12

Other information

Operating Expenses

The following table shows the breakdown of operating expenses for the period presented.

	January - September		Third Quarter
In thousands of US dollars	2022	2021	2022	2021
Administrative expenses	695,229	612,065	249,403	202,168
Selling expenses	223,066	201,308	72,864	71,259
Distribution and logistics expenses	1,354,577	1,239,875	471,113	424,236
Operating expenses before depreciation	2,272,873	2,053,248	793,381	697,662
Depreciation in operating expenses	141,459	145,209	48,514	46,398
Operating expenses	2,414,332	2,198,457	841,895	744,060
As % of Net Sales
Administrative expenses	5.9%	5.7%	6.3%	5.5%
SG&A expenses	7.8%	7.5%	8.1%	7.4%

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. One CEMEX CPO represents two Series A shares and one Series B share. The following amounts are expressed in CPO-equivalent terms.

Beginning-of-quarter outstanding CPO-equivalents	14,487,786,971

End-of-quarter outstanding CPO-equivalents	14,487,786,971

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form less CPOs held in subsidiaries, which as of September 30, 2022, were 20,541,277.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	Third Quarter				Second Quarter
	2022		2021		2022
In millions of US dollars	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,862	38	1,006	5	1,822	(8)
Interest rate swaps (2)	1,010	59	1,322	(23)	1,310	58
Fuel derivatives	164	21	67	40	111	63

	3,037	118	2,395	22	3,243	113

(1)

The exchange rate derivatives are used to manage currency exposures arising from regular operations, net investment hedge and forecasted transactions. As of September 30, 2022, the derivatives related to net investment hedge represents a notional amount of US$1,522 million.

(2)

Interest-rate swap derivatives are related to the Company’s bank loans. During 3Q22, in connection with debt expected to be issued during 2023, the Company settled interest rate swap forward for a notional amount of US$300 million as compared to 2Q22.

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as financial assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in such cases, changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. Moreover, in transactions related to net investment hedges, changes in fair market value are recorded directly in equity as part of the currency translation effect and are reclassified to the income statement only upon disposal of the net investment. As of September 30, 2022, in connection with its derivatives portfolio’s fair market value recognition, CEMEX recognized a positive change in mark to market as compared to 2Q22 which increased its net financial assets to US$118 million.

2022 Third Quarter Results	Page 13

Other information

Assets held for sale and discontinued operations

On August 31, 2022, with affiliates of Cementos Progreso Holdings, S.L., CEMEX concluded the sale of its operations in Costa Rica and El Salvador, agreed on December 29, 2021, for a total consideration related to the aggregate majority ownership of US$326 million. The assets divested consisted of one cement plant, one grinding station, seven ready-mix plants, one aggregates quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. As of December 31, 2021, the assets and liabilities associated with these operations were presented in the Statement of Financial Position within the line items of “Assets held for sale” and “Liabilities directly related to assets held for sale”, as correspond. CEMEX’s operations of these assets from January 1 to August 31, 2022, and for the nine-month period ended September 30, 2021, are reported in the income statements, net of income tax, in the single line item “Discontinued operations.”

In connection with the sale of NEORIS’s 65% stake to Advent described elsewhere in this report, considering CEMEX’s loss of control, as of September 30, 2022, CEMEX’s remaining equity interest in NEORIS was remeasured at fair value and is presented in the line item “Investments in associates.” NEORIS’s operations for the nine-month periods ended September 30, 2022, and 2021 are reported in CEMEX’s income statements, net of income tax, in the single line item “Discontinued operations.”

On July 9, 2021, CEMEX concluded the sale of its white cement business to Çimsa Çimento Sanayi Ve Ticaret A.Ş. agreed in March 2019 for a price of approximately US$155 million. Assets sold included CEMEX’s Buñol cement plant in Spain and its white cement business outside Mexico and the United States. CEMEX’s operations of these assets from January 1 to July 9, 2021, are reported in the income statements, net of income tax, in the single line item “Discontinued operations.”

On March 31, 2021, CEMEX sold 24 concrete plants and one aggregates quarry in France to LafargeHolcim for approximately US$44 million. These assets were located in the Rhone Alpes region in the Southeast of France, east of CEMEX´s Lyon operations, which the company retained. CEMEX’s income statement for the nine-month period ended June 30, 2021, include the results of these assets, net of income tax, for the three-month period ended March 31, 2021, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the income statements for the nine-month periods ended September 30, 2022 and 2021 of CEMEX’s discontinued operations, previously mentioned, in: a) Costa Rica and El Salvador from January 1 to August 31, 2022 and for the nine-month period ended September 30, 2021; b) NEORIS operations for the nine-month periods ended September 30, 2022 and 2021; c) Spain related to the white cement business from January 1 to July 9, 2021; and d) the southeast of France for the three-month period ended March 31, 2021:

STATEMENT OF OPERATIONS	Jan-Sep		Third Quarter
(Millions of U.S. dollars)	2022	2021	2022	2021
Sales	239	272	74	78
Cost of sales, operating expenses, and other expenses	-221	-271	-65	-95
Interest expense, net, and others	—	—	-19	2

Income before income tax	18	1	-10	-15

Income tax	-4	-13	4	-8

Income from discontinued operations	14	-12	-6	-23

Net gain on sale	238	18	240	-17

Income from discontinued operations	252	6	234	-40

2022 Third Quarter Results	Page 14

Other information

Other significant transactions

On October 25, 2022, CEMEX formalized their previously announced partnership with Advent International in CEMEX’s digital accelerator Neoris. The partnership was formed to accelerate the growth and development of Neoris, a global tech consulting and digital transformation firm. The partnership with Advent will allow Neoris to further strengthen its capabilities and customer reach in the space by deepening its focus on cutting-edge, high-growth verticals such as artificial intelligence, data science, cloud solutions, and automation, among others. These verticals are aligned with CEMEX’s priorities for its continued digital transformation. Neoris is to continue focusing on strategic industries such as financial services, telecommunications, media, manufacturing, retail, and consumer packaged goods, among others. As part of the partnership, Advent acquired from CEMEX a 65% stake in Neoris for a consideration of approximately US$119 million. CEMEX will retain an approximate 35% stake and remain as a key strategic partner and customer of Neoris, supporting CEMEX’s efforts to provide a superior customer experience enabled by digital technologies. The transaction values Neoris at an enterprise valuation of approximately US$200 million.

As previously reported, in connection with the CO2 emission allowances in the European Union (the “Allowances”) under the EU Emissions Trading System (“EU ETS”), during the second half of March 2021, in different transactions, CEMEX sold 12.3 million Allowances for approximately €509 million (approximately US$600 million). This sale is included in the nine-month period ended September 30, 2021, as part of the line item “Other expenses, net”.

Impairment of property, plant and equipment, goodwill and other intangible assets in 3Q21

During the third quarter of 2021, rising input cost inflation and higher freight and supply chain disruptions led to a confirmation of impairment indicators in Spain, the United Arab Emirates (“UAE”) and other businesses. As a result, we recognized a non-cash aggregate goodwill impairment charge of approximately US$440 million comprised of, approximately, US$317 million related to our business in Spain, US$96 million related to our business in UAE, and US$27 million related to our IT business segment due to a reorganization. The impairment of goodwill in Spain and the UAE in 2021 resulted from an excess of the net book value of such businesses versus the discounted cash flow projections as of September 30, 2021, related to these reporting segments.

In addition, during the third quarter of 2021 we recognized non-cash impairment charges of intangible assets due to a technological revamp of certain internal use software of US$49 million. These non-cash charges recognized during the third quarter of 2021 did not impact our liquidity, Operating EBITDA and cash taxes payable, nevertheless our total assets, net income (loss) and equity were affected in each quarter.

2022 Third Quarter Results	Page 15

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. Beginning on March 31, 2019, and for each subsequent period CEMEX reports its consolidated results in U.S. dollars.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes CEMEX’s operations in Bahamas, Colombia, the Dominican Republic, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEA region includes Europe, Middle East, Asia, and Africa. Asia subregion includes our Philippines operations.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion include the United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other income and expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

SG&A expenses equal selling and administrative expenses

Strategic capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - September		Third Quarter		Third Quarter
	2022	2021	2022	2021	2022	2021
	Average	Average	Average	Average	End of period	End of period
Mexican peso	20.19	20.29	20.21	20.20	20.14	20.61
Euro	0.9467	0.8378	0.9995	0.8509	1.0198	0.8637
British pound	0.8047	0.722	0.8584	0.7285	0.8965	0.7422

Amounts provided in units of local currency per U.S. dollar.

2022 Third Quarter Results	Page 16

Disclaimer

Except as the context otherwise may require, references in this report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related CEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “will”, “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this report. Among others, such risks, uncertainties, and assumptions include those discussed in CEMEX’s most recent annual report and those detailed from time to time in CEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect the demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement (“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS,

BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

2022 Third Quarter Results	Page 17